# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 15

## CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-56650

Peoples Energy Corporation
_____
(Exact name of registrant as specified in its charter)

130 East Randolph Drive
Chicago, Illinois 60601
(312) 240-4000
_____
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

6.9% Senior Unsecured Notes due January 15, 2011
_____
(Title of each class of securities covered by this Form)

None
_____
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

| | | | |
|---|---|---|---|
| Rule 12g-4(a)(1)(i) | [ ] | Rule 12h-3(b)(1)(i) | [x] |
| Rule 12g-4(a)(1)(ii) | [ ] | Rule 12h-3(b)(1)(ii) | [ ] |
| Rule 12g-4(a)(2)(i) | [ ] | Rule 12h-3(b)(2)(i) | [ ] |
| Rule 12g-4(a)(2)(ii) | [ ] | Rule 12h-3(b)(2)(ii) | [ ] |
| | | Rule 15d-6 | [ ] |

Approximate number of holders of record as of the certification or notice date:     167

Pursuant to the requirements of the Securities Exchange Act of 1934, Peoples Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 12, 2007                     By: /s/ Bradley A. Johnson
                                              Bradley A. Johnson
                                              Treasurer, Peoples Energy Corporation